Scott Galer
Partner
Direct Voice	818.444.4513
Direct Fax	818.444.6313
E-Mail	sgaler@biztechlaw.com

April 6, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-3561

      Re:    New Motion, Inc. (dba Atrinsic)
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed March 31, 2008
Amendment No. 1 to Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 29, 2008
Preliminary Proxy Statement on Schedule 14A
Filed November 26, 2008
File No. 001-12555

Dear Mr. Owings:

On behalf of New Motion, Inc. (dba Atrinsic) (the “Company”), we hereby provide the following responses in reply to the Staff’s comment letter, dated March 26, 2009 (the “Comment Letter”).  The factual information provided herein relating to the Company has been provided to us by the Company.  Paragraph numbering used for the response set forth below corresponds to the numbering used in the Comment Letter.

General

1.
We note that on February 20, 2009, the Florida Attorney General announced that the office reached a $1 million settlement with New Motion, Inc. and Traffix, Inc., which jointly do business as Atrinsic, over allegations relating to improper billing of mobile content.  The agreement requires Atrinsic and its clients to comply with the Attorney General’s guidelines on specific disclosure of pricing and subscription terms in the online marketing of mobile content.  Please tell us why you have not filed a Form 8-K disclosing this event.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.biztechlaw.com

Securities and Exchange Commission April 6, 2009 Page 2

The Company considered filing an 8-K to disclose the Assurance of Voluntary Compliance (“AVC”) with the Florida Attorney General.  However, after significant internal discussion and consultation with the Company’s advisors, the Company determined that such disclosure was not required pursuant to Form 8-K for the reasons set forth below.  The Company notes that disclosure of the AVC with the Florida Attorney General is contained in the Company’s 10-K for its fiscal year ended December 31, 2008, as part of the Company’s regular discussion of its commitments, contingencies and business risks, and was also considered in the context of purchase accounting and the Company’s analysis of its liquidity and capital resources.

Required Disclosure Pursuant to Form 8-K

Form 8-K requires that a registrant disclose under Item 1.01 the entry into a material definitive agreement not made in the ordinary course of business of the registrant, or into any amendment of such agreement that is material to the registrant.  Item 1.01 defines a material definitive agreement as an agreement that provides for obligations that are material to and enforceable against the registrant, or rights that are material to the registrant and enforceable by the registrant against one or more other parties to the agreement, in each case whether or not subject to conditions.  Ultimately, the determination of whether an event is material involves a judgment based on both quantitative and qualitative factors.

Analysis of Materiality

The Company concluded that the AVC was not material based on a number of factors, including:

•
the required contribution amount ($1.0 million) is consistent with the estimated accrual established at the time of the Company’s acquisition of Traffix, Inc. which was included in accrued expenses on the opening balance sheet giving effect to the acquisition and thus, there was no impact on the Company’s results of operations as a consequence of the AVC;

•	the amount of the required payment in relation to the Company’s cash, cash equivalents and marketable securities, current assets, working capital and other available resources; and

•	the Company’s previous disclosure relating to its probable and estimable pre-acquisition contingency in connection with its acquisition of Traffix, Inc.

Securities and Exchange Commission April 6, 2009 Page 3

No Adverse Impact on the Company’s Results of Operations

The Company concluded that the AVC with the Florida Attorney General is not material to the Company since the payment does not impact the Company’s results of operations.  The Company identified the pre-acquisition contingency associated with the Florida Attorney General at the time of its acquisition of Traffix. As a result, at the time of the Company’s acquisition of Traffix, the Company established an accrual for the pre-acquisition contingency relating to the Florida Attorney General in the context of its determination of the fair value of assets acquired and liabilities assumed.  Since the payments under the AVC approximated the original estimate of the pre-acquisition contingency, and considering the proximity of the final determination to the original estimate, the immaterial difference was considered a revision to the estimate.  As a result, there was no impact on the Company’s results of operations.

Amount of Payment

At the time of the AVC with the Florida Attorney General, the most recently available financial statements for the Company were its consolidated financial statements for the period ended September 30, 2008.  The Company had cash, cash equivalents and marketable securities of approximately $28 million and total current assets of $52 million, coupled with other financial resources and an ability to generate positive cash flows.  Consequently, the required payments to the Florida Attorney General (periodic payments required during 2009) represents approximately 4.0% of the Company’s cash and cash equivalents and marketable securities, and 1.9% of its total current assets, which percentages the Company deems to be immaterial.  In addition, pursuant to the instructions of Item 103 of Regulation S-K, the AVC does not exceed 10% of the current assets of the Company, and therefore the AVC amount would not require disclosure under that item.  Although Item 103 of Regulation S-K is not directly applicable to the filing requirements of Form 8-K, the instructions to Item 103 support the Company’s position that the AVC with the Florida Attorney General was not material.

Previous Disclosure of Pre Acquisition Contingency

As part of its materiality analysis, the Company also considered previous disclosure of its commitments and contingencies relating to regulatory, litigation, or similar matters that arise in the ordinary course of business.  In the Company’s quarterly report on Form 10-Q filed with the Commission on November 14, 2008, the Company disclosed that:

“From time to time the Company is named as a defendant in litigation matters which arise in the ordinary course of business, as described in its periodic reports filed pursuant to the Securities Exchange Act of 1934. The defense of these claims may divert financial and management resources that would otherwise be used to benefit the Company’s operations. Although the Company believes that it has meritorious defenses to the claims made in each and all of the litigation matters to which it has been a named party, including claims relating to recently acquired Traffix, Inc., and although management is of the opinion that the ultimate outcome of these matters would not have a material adverse impact on the financial condition and/or the results of operations of the Company, no assurances can be given that the results of these matters will be favorable. A materially adverse resolution of any of these lawsuits could have a material adverse affect on the Company’s financial position and results of operations. The Company believes it has adequately provided for such litigation risks and costs, and has accounted for such amounts as pre-acquisition contingencies, which are included in accrued expenses.”

Securities and Exchange Commission April 6, 2009 Page 4

The above disclosure specifically discloses to investors that the Company established an accrual to account for pre-acquisition contingencies that it believed was adequate to address risks and costs.  Similar disclosures appear in the Company’s other periodic reports filed with the Securities and Exchange Commission.  In view of the actual AVC being approximately equal to the originally established accrual, the Company concluded that the resolution of the dispute with the Florida Attorney General was not material to the Company, and did not require additional disclosure to investors pursuant to Form 8-K.

Securities and Exchange Commission April 6, 2009 Page 5

Conclusion

The Company acknowledges that the determination of whether an event is material involves the Company making a judgment based on both quantitative and qualitative terms.  The Company further acknowledges that reasonable people presented with the same information relied upon in making the determination of materiality may arrive at a different conclusion than the Company.  Notwithstanding the foregoing, for the reasons set forth above, the Company concluded that disclosure of its AVC with the Florida Attorney General was not required under Form 8-K.

We hope the above has been responsive to the Staff’s comments.  If you have any questions or require any additional information, please telephone me at (818) 444-4513.

Sincerely,

/s/ Scott Galer

Scott Galer

cc:      Burton Katz
           Andrew Zaref